FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
           Kevin Mannix   Teva North America   (215) 591-8912

TEVA RECEIVES FAVORABLE COURT DECISION REGARDING GENERIC PREVACID® SOLUTAB

Jerusalem, Israel, November 10, 2009 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of Delaware has issued a decision in its litigation over the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Takeda Pharmaceuticals North America, Inc.'s Prevacid® (Lansoprazole) SoluTab. The Court found that Teva's generic lansoprazole orally disintegrating tablets do not infringe U.S. Patent No. 5,464,632. Teva intends to complete an analysis of the decision before deciding upon its next course of action.

Annual sales of the brand product were approximately $500 million in the United States for the twelve months that ended June 30, 2009 based on IMS sales data.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is the world's leading generic pharmaceutical company and is among the top 20 pharmaceutical companies in the world. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

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Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                    Name: Eyal Desheh
                                    Title: Chief Financial Officer

Date November 11, 2009